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Exhibit (a)(1)(P)

[Form of E-mail Communication to Terayon Communication Systems, Inc. Employees and Directors, to be dated and sent on November 29 and 30, 2001 and December 3 and 4, 2001]

There are only * days left to submit your Election Form to participate in the Stock Option Exchange Program.

If you do not submit an Election Form, you will have chosen to retain your stock options and you will not receive a grant of our Common Stock.

If you do wish to tender your eligible stock options (stock options having an exercise price equal to or greater than $9.00) in exchange for a grant of our Common Stock, you must submit your Election Form before the deadline.

The deadline to submit your Election Form is 9:00 p.m., Pacific Standard Time, on December 5, 2001 (unless we extend the Offer). Please visit our website at www.terayon.com/login.html to access the Election Form and details on the Stock Option Exchange Program.